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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidnet, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 15th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Held, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

ANGELA LIU
Notary Public, State of New York
Registration #01LI6184599
Qualified in New York County
Commission Expires April 7, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2008

Liquidnet, Inc.
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the Company) at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 86,735,607
Cash segregated for regulatory purposes	19,577,907
Financial instruments, at fair value	1,721,838
Receivables from clearing broker	5,367,880
Deferred tax asset	1,664,986
Due from Parent and affiliates	735,473
Other assets	331,053
Total assets	$ 116,134,744
Liabilities and stockholder's equity	
Liabilities	
Accounts payable and accrued liabilities	$ 20,396,704
Accrued compensation	4,427,344
Dividend payable to Parent	25,000,000
Income taxes payable to Parent	4,230,048
Due to Parent and affiliates	5,951,507
Total liabilities	60,005,603
Stockholder's equity	
Common stock, $.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	23,950,524
Retained earnings	32,178,616
Total stockholder's equity	56,129,141
Total liabilities and stockholder's equity	$ 116,134,744

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) and has affiliates based in the United Kingdom, Canada, Japan, Hong Kong and Australia. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of approximately three months or less to be cash equivalents. The Company's available cash and cash equivalents are held in bank deposits, and money market funds at several financial institutions. At any point in time, the Company may have funds in its operating accounts and segregated accounts that are held with financial institutions that may exceed deposit insurance limits.

Cash Segregated for Regulatory Purposes

The Company held $19,577,907 in a segregated account at one financial institution for the benefit of customers.

Income Taxes

The Company follows Statement of Financial Accounting Standards (FAS) No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state income tax returns with its Parent and U.S. affiliates. An informal tax sharing agreement exists between the Company and the Parent. Consistent with the informal tax sharing agreement, income tax expenses recorded by the Company are determined on a separate company basis.

Receivables from Clearing Broker
Receivables from clearing broker represents amounts on deposit with the Company's clearing broker of $1,532,943 and commission receivables for customer securities transactions of $3,834,937. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right.

Receivables from clearing broker are unsecured and are due in accordance with payment terms included in the contract with the clearing broker. Historically, all amounts due from clearing broker have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Due to/from Parent and Affiliate
Intercompany payables and receivables with affiliates occur due to commission revenue and associated costs in connection with trades executed by or for affiliates on behalf of the Company, and due to service fees and equity based compensation costs due to Parent.

Fair Value of Financial Instruments
All financial instruments on the statement of financial condition have carrying values that approximate fair value as they are carried on a mark-to-market basis or are short-term.

Commission Revenue Recognition
Commission revenues and related clearing fees are recorded on a trade-date basis. Commissions are net of CSA credits and soft dollar revenue.

Equity Based Compensation
Equity based awards are accounted for under FAS No. 123 (revised 2004), Share-Based Payment (FAS 123R). Equity based awards are valued at fair value at the date of grant and the cost of the awards, net of estimated forfeitures, is expensed over the vesting period using the straight line attribution method.

Guarantees
FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Other Assets

	2008
Prepaid expenses	$ 170,097
Deposits	105,000
Interest receivable and other	55,956
Total other assets	$ 331,053

4. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rule of the SEC. At December 31, 2008, the Company's net capital was $49,943,476, which was $47,138,473 in excess of its minimum requirement of $2,805,003. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 0.84 to 1.

5. Income Taxes

As of December 31, 2008, the Company has deferred tax assets of $1,664,986, primarily related to tax benefits from equity based compensation grants. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax asset.

6. Related Party Transactions

The Company has entered into agreements with its Parent to provide trading system services and administrative services. The trading system services fee is for the development, maintenance and servicing of the electronic brokerage trading system developed by the Parent.

The administrative services fee is to reimburse its Parent for certain costs incurred by the Parent on behalf of the Company. Certain of these services are subject to a markup.

Amounts due to/from affiliates occur due to commission revenue and associated costs in connection with trades executed by or for affiliates on behalf of the Company. Amounts due to Parent relate to Management Fees and equity based compensation costs.

7. Financial Instruments

The Company owns auction rate securities which are variable-rate debt instruments whose underlying agreements have contractual maturities from 20 to 30 years. These securities have been issued by state related higher education agencies and are collateralized by student loans, with the majority substantially guaranteed by the U.S. Department of Education and are rated AAA, Aaa or AAA/Aaa by various recognized credit rating agencies.

Based on management's estimate, the auction rate securities with an original par value and cost of $1,800,000 were written down to an estimated fair value of $1,487,352 as of December 31, 2008. The factors evaluated to determine the fair value of the Company's investments included, among

others, the credit ratings of the issuers, current market conditions, the level and extent of Federal Family Education Loan Program (FFELP) guarantees, contractual maturities of the securities and the credit quality of the underlying collateral.

In addition, in November 2008, the Company accepted a rights offering from the underwriter of the auction rate securities. The rights offering allows the Company to put the auction rate securities back to the underwriter for the full par value, beginning in June 2010. The rights offering has an estimated fair value of $234,486 as of December 31, 2008.

The Company does not believe the auction failures will materially impact its ability to fund its working capital needs, capital expenditures, or other business requirements.

8. Fair Value Measurements

On January 1, 2008, the Company adopted the methods of fair value as described in FAS 157 to value its financial assets and liabilities. FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The Company has classified its financial instruments consisting of auction rate securities and related rights offering as Level 3 financial assets. The Company had no financial assets measured at fair value classified as Level 1 or Level 2 as of December 31, 2008.

9. Equity Based Compensation

All officers and employees of the Company are covered under the Parent's stock option plans (Option Plans) and restricted stock compensation plan (Restricted Stock Plan). Costs for the applicable officers and employees of the Company are allocated from the Parent. Options granted under the Option Plans generally vest over four years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the day of grant. Options expire 10 years after issuance. Restricted shares and restricted stock units (RSUs) issued under the Restricted Stock Plan generally vest three years after issuance with compensation expense recognized based upon the estimated fair value of the restricted stock /RSU of the Parent on the date of grant.

Restricted Stock Plan
The Parent has adopted and established the Restricted Stock Plan for the benefit of employees and non-employee directors. In January 2008, the plan was amended to allow for the issuance of RSUs. Each RSU is exchangeable into one share of common stock once vested. At December 31, 2008, the Parent had reserved 3,500,000 shares of common stock for issuance under the Restricted Stock Plan. Restricted stock awards (including RSUs) generally vest three years after date of grant, subject to continued employment or association with the Parent through the vesting date. Shares become unrestricted approximately six months after they become fully vested. Restricted stock and RSUs are not entitled to dividends until vested.

Activity related to the Parent's restricted shares and RSUs is set forth below:

	Outstanding	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2008	1,024,701	$ 15.15
Granted	2,124,811	$ 13.54
Vested	-	-
Forfeited	(73,780)	$ 14.04
Nonvested at December 31, 2008	3,075,732	$ 14.06

Stock Option Plans
Effective January 10, 2000 and February 14, 2005, the Board of Directors of the Parent adopted the 2000 Stock Option Plan and the 2005 Stock Option and 2005 California Stock Option Plans, respectively. All officers and employees of the Parent are covered under the Option Plans. As of December 31, 2008, a maximum of 44,581,817 shares of common stock were authorized for issuance under these Option Plans. All options under the Option Plans were granted at an exercise price equal to or greater than the estimated fair value of the Parent's common stock at the dates of grant and become exercisable upon vesting. The vesting period is generally four years and is subject to continued employment or association with the Parent through the applicable vesting dates.

The Option Plans of the Parent are each in effect for ten years from inception. Activity related to the stock options is set forth below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2008	21,586,881	$ 6.56	6.20	
Granted	4,097,328	$ 12.54		
Exercised	(766,741)	$ 1.06		
Forfeited	(312,638)	$ 13.81		
Outstanding at December 31, 2008	24,604,830	$ 7.64	5.88	$ 83.9
Exercisable at December 31, 2008	17,057,150	$ 4.75	4.61	$ 83.6

Options awards are granted with an exercise price equal to or greater than the fair value of the underlying common stock of the Parent on the date of grant. The weighted average grant date fair value of options granted in 2008 was $5.47 per option. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008
Expected volatility	40.00%
Expected dividends	0.00%
Risk-free rate	3.04%
Expected term (in years)	6.10

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletins No. 107 and 110.

Effective January 1, 2009, the Board of Directors of the Parent has approved an increase in the authorized shares for the Restricted Stock Plan and the Stock Option Plans of 2,300,000 and 1,700,000, respectively.